787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 28, 2013

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds II Securities Act File No. 333-142592 Investment Company Act File No. 811-22061 Post-Effective Amendment No. 103

Ladies and Gentlemen:

On behalf of BlackRock Emerging Market Local Debt Portfolio (“Emerging Market Portfolio” and BlackRock Strategic Income Opportunities Portfolio (“Strategic Income Opportunities Portfolio” and together with Emerging Market Portfolio, the “Funds”), each a series of BlackRock Funds II (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 103 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

With respect to the Emerging Market Portfolio, the Amendment is being filed pursuant to 485(a)(1) under the 1933 Act to update the disclosure to reflect changes to the Fund’s investment strategies and investment process, as noted in a supplement to the Fund’s prospectus filed on August 1, 2012. The Fund previously invested primarily in a global portfolio of fixed income securities and derivatives of issuers located in emerging markets, with no constraints as to the denomination of currency of those investments. Under the new strategy, at least 65% of the Fund’s assets will be invested in fixed income securities and derivatives denominated in currencies of emerging market countries or whose value is tied in whole or in part to currencies of emerging market countries. In addition, we note that the Fund changed its name from “BlackRock Emerging Market Debt Portfolio” to its current name, “BlackRock Emerging Market Local Debt Portfolio” effective September 3, 2012.

With respect to the Strategic Income Opportunities Portfolio, the Amendment is being filed pursuant to 485(a)(1) under the 1933 Act to include disclosure regarding its investments in the BlackRock Cayman Strategic Income Opportunities Portfolio I, Ltd. (the “Subsidiary”), a wholly owned subsidiary of the

New York      Washington      Paris      London      Milan      Rome      Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

February 28, 2013

Strategic Income Opportunities Portfolio formed in the Cayman Islands, which invests primarily in commodity-related instruments.

Each Fund’s description of its principal and other risks and operations has been reviewed by the Staff in prior filings by the Registrant or other BlackRock Funds. Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8611.

Sincerely,

/s/ Elizabeth G. Miller

Elizabeth G. Miller

Enclosures

cc:	Ben Archibald, Esq.
Maria Gattuso, Esq.
Anthony Geron, Esq.